Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Neil E. Grayson
104 South Main Street / Ninth Floor / Greenville, South Carolina 29601	(Admitted in GA, SC & NY)
Tel: 864.250.2300 Fax: 864.232.2925	864.250.2235
www.nelsonmullins.com	Fax: 864.250.2359
neil.grayson@nelsonmullins.com

September 15, 2005

Via Federal Express

William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549-0408

        Re:     Atlantic Bancshares, Inc.
                   Form SB-2 filed August 5, 2005
                   File No. 333-127242

Dear Mr. Friar:

        On behalf of Atlantic Bancshares, Inc. we are transmitting Pre-effective Amendment No. 1 to their Registration Statement on Form SB-2. We are filing this Amendment in response to the Staff’s comment letter dated August 31, 2005. The paragraphs below respond to the Staff’s numbered comments. References to page numbers are to page numbers of the prospectus as revised and included in the Amendment. We are also sending you by overnight courier three courtesy copies and three redlined versions of the Registration Statement.

General

1.	If the warrants will be exercisable during the first year after issuance, the shares underlying them must be registered along with the warrants. Please revise the registration statement cover page to include the underlying shares.

We have not made this change as we have already included the shares underlying the warrants in the total number of shares being registered.

2.	Please tell us the history behind the involvement and subsequent withdrawal of Regional Bancshares from the foundation of Atlantic Community Bank.

The effort to form Atlantic Community Bank was originally begun in October 2004 by Regional Bankshares, Inc., the bank holding company of Hartsville Community Bank. Regional Bankshares desired to enter into the Bluffton banking market area and enlisted a group of Bluffton and Hilton Head Island residents to serve as organizers for the bank. In March 2005, with the help of Regional Bankshares, the organizers filed applications with the FDIC for deposit insurance and the South Carolina Board of Financial Institutions for a state bank charter. In May 2005, Regional Bankshares withdrew from the organizational effort. Their withdrawal was a result of differences of business philosophy, the significant distance and economic differences between the Hartsville and Bluffton markets, and personality conflicts. After Regional Bankshares’ withdrawal, the organizers decided to proceed with the bank formation on their own. Subsequently, these organizers incorporated Atlantic Bancshares on June 22, 2005 to serve as the holding company of Atlantic Community Bank. Atlantic Bancshares then entered into an agreement with Regional Bankshares whereby Atlantic Bancshares acquired the right to all outstanding rights to the organizational effort begun by Regional Bankshares. The organizers then amended and resubmitted the previously-filed regulatory applications.

3.	In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us. Do not include such graphics and pictures in any preliminary prospectus delivered to prospective investors before we review these items. We may have comments on this disclosure.

We have inserted the company’s logo on the back of the prospectus front cover page and on the back cover page. The company will not include any additional graphics or pictures in any preliminary prospectus delivered to prospective investors before the SEC has reviewed these items.

Prospectus Cover Page

4.	Describe the escrow arrangements in connection with the minimum requirement and the timing of the offering.

We included an additional paragraph to the prospectus cover page to describe the escrow arrangements in connection with the minimum requirement and the timing of the offering.

5.	Please revise to clarify that the funds will not be available for the company’s use until they are released from escrow.

We revised the prospectus cover page to clarify that the funds will not be available for the company’s use until they are released from escrow.

Summary – page 3

6.	Please revise to clarify the paragraph subtitled “Funds from Irrevocable Subscriptions will be placed in Escrow.” For example, clarify that the bank must raise the minimum amount of the offering in order to receive final regulatory approval. Clarify the distinction between preliminary and final regulatory approvals. Also, we suggest using bullet points to make more prominent the specific conditions necessary for escrow to be broken and the funds be made available to the company.

On page 3 we revised the first paragraph to clarify the distinction between preliminary and final approvals. On pages 5 and 6 we revised the section subtitled “Funds from Irrevocable Subscriptions Will be Placed in Escrow” to address the remaining requested changes.

7.	Disclose that the warrants will be offered solely to the organizers, not to the public, and explain that if the value of the company’s shares rises, the organizers will be able to purchase a significant amount of the company’s securities in the future for less than their market value.

On page 5 we revised the second paragraph in the section subtitled “The Offering and Ownership by Management” to address the proposed changes.

Use of Proceeds — page 6

8.	Please revise to clarify the differences between the use of proceeds under the minimum and under the maximum

.
On page 6 we revised the paragraph subtitled “Use of Proceeds” to clarify the differences between the use of proceeds under the minimum and under the maximum.

Plan of Distribution — page 13

9.	Explain to us in reasonable detail how the officers and directors qualify for the exemption from registration as broker-dealers under Rule 3a4-1 of the Securities Exchange Act.

We believe the company’s officers and directors, except for the company’s chief financial officer Timothy King, qualify for the exemption from registration as broker-dealers under Rule 3a4-1 of the Securities Exchange Act. Timothy King will not participate in the offering.

Rule 3a4-1 of the Securities Exchange Act of 1934 “Associated Persons of an Issuer Deemed not to be Brokers” states that “An associated person of an issuer of securities shall not be deemed to be a broker solely by reason of his participation in the sale of the securities of such issuer if the associated person:

1.	Is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act, at the time of his participation; and

2.	Is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

3.	Is not at the time of his participation an associated person of a broker or dealer; and

4.	Meets the conditions of any one of paragraph (a)4(i), (ii), or (iii) of this section.

(ii)The associated person meets all of the following conditions:

A.	The associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and

B.	The associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

C.	The associated person does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

None of the company’s officers and directors is (i) subject to a statutory disqualification at the time of his participation; (ii) compensated based on the transactions in securities; or (iii) associated with a broker or dealer. Furthermore, all of the company’s officers and directors (with the exception of Timothy King) (A) perform substantial duties for the company; (B) have not been associated with a broker or dealer within the preceding 12 months; and (C) have not and will not participate in selling securities more than once every 12 months. Timothy King will not participate in the offering, because he does not qualify under item 4(ii)B above.

Capitalization – page 17

10.	We note that you have presented your pro forma consolidated capitalization table for the minimum and maximum offering and noted these amounts are presented after deducting the expenses of the offering. However, the amounts included in the capitalization table agree to the amounts presented as the gross offering proceeds in the Use of Proceeds section on pages 15 and 16. Please reconcile this info and revise your capitalization table as necessary to reflect the amounts as adjusted for the expenses of the offering. Additionally, please include calculations for the midpoint of the offering range.

We revised the table to reflect the amounts as adjusted for the expenses of the offering and to include calculations for the midpoint of the offering range.

11.	Please revise the pro forma capitalization table captions to agree with those in the Shareholders’ Equity section of the balance sheet.

We revised the capitalization table captions to agree with those in the Shareholders’ Equity section of the balance sheet.

Marketing Opportunities – page 21

12.	Please expand the section subtitled “Economic and Demographic Factors” to provide a fuller picture of the company’s market area.

We addressed this issue with two additional paragraphs in the section subtitled “Economic and Demographic Factors” on page 21.

Supervision and Regulation – page 29

13.	Please consider including a discussion of the impact of the Sarbanes-Oxley Act on the company. We note the risk factor on page 10.

We have not included a discussion of the Sarbanes-Oxley Act in the Supervision and Regulation section of the prospectus as we believe that Item 101(b)(9) of Regulation S-B requires disclosure of regulations relevant to the banking industry. The Sarbanes-Oxley Act applies to all industries and we believe that its impact on the company is adequately addressed by the risk factor on page 10.

Employment Agreements – page 40

14.	In the second bullet point please note the exercise price of the options that will be granted to Mr. Trask.

We added the exercise price of the options on page 40 and also in the second bullet point describing the options granted to Mr. King on page 41.

Stock Incentive Plan – page 41

15.	Please disclose whether or not shareholders will be given the opportunity to vote on the incentive plan.

On page 42 we revised the paragraph subtitled “Stock Incentive Plan” to clarify that the Company anticipates submitting the incentive plan to the shareholders for approval at the 2006 annual shareholder meeting.

Description of Capital Stock – page 44

16.	We note that under the discussion of shareholder proposals and director nominations, notice is to be given “no earlier than 30 days and no later than 60 days in advance of the annual meeting.” The numbers appear to be reversed. Please revise as appropriate.

On page 46 we revised the paragraph subtitled “Advance Notice Requirements for Shareholder Proposals and Director Nominations” to clarify the notice provision.

Additional Information – page 46

17.	Reference is made to the last paragraph of this section in which you say that as a result of this offering you will become a reporting company subject to the full information requirements of the Securities Exchange Act of 1934. Please advise us whether or not you intend to register under the Securities Exchange Act of 1934. If you do, please revise this section to disclose your intention. If you do not intend to register under the Securities Exchange Act of 1934, then please revise the disclosure in the paragraph to more accurately explain to your reader what your obligation will be under the Securities Exchange Act of 1934 will be.

We addressed this issue with three additional paragraphs on page 48 and added an additional risk factor on page 10 to address this issue.

Financial Statements for the Period October 1, 2004 (Inception) to July 22, 2005

Independent Auditor’s Report – page F-2

18.	Please revise the second paragraph of the audit report to include the language required in the Auditing Standard No. 1 of the PCAOB Bylaws and Rules and the SEC Release No.33-8222.

On page F-2 we amended the audit report to include the required language.

Note 1 – Organization and Summary of Significant Accounting Policies — page F-7

19.	Please revise your accounting policy for premises, furniture and equipment to include a description of the method for depreciation of each major class of assets (i.e. leasehold improvements) as prescribed in APB No. 12, paragraph 5.

On pages F-7 and F-8 we amended Note 1 to describe the method of depreciation for each major class of assets.

20.	Please include an accounting policy for the software leased for internal use and related servicing arrangements as described in Note 3 — Commitments and Contingencies. Describe the accounting treatment for both up-front and recurring fees related to the agreements.

The Company is not leasing any software for internal use. The items mentioned in Note 3 relate to data processing services which will be fully outsourced to a third party. The expenses discussed in these paragraphs are for these outsourced services. We amended Note 3 to reflect additional wording concerning the outsourcing.

21.	As a related matter, please explain in your response letter your assessment regarding capitalization of the software lease agreement and incorporate into your software policy as appropriate. Refer to SOP 98-1, paragraph 32.

As stated above, the Company is not leasing any software. Therefore, we did not add an accounting policy for software.

Note 3 – Commitments and Contingencies – page F-8

22.	Please revise your footnote to disclose the remaining future minimum rental payments for each of the five succeeding fiscal years due under the other applicable operating lease agreement(s), such as your software and automobile leases. Also, explain your inclusion of the facility lease renewal period rentals in your disclosure of future minimum rental payments for each of the five succeeding fiscal years under noncancelable lease terms, considering the guidance in SPAS 13, paragraphs 5 and 16, as amended, in your response letter.

On page F-8 and F-9, we amended Note 3 to discuss the remaining future minimum rental payments. Future minimum lease amounts also were revised to include the lease of the facility for the initial lease term of three years and the lease for the automobile for its entire term. We removed the original wording relating to the inclusion of lease payments for future option periods.

Part II
Exhibits

23.	The company should obtain a revised legality opinion or a separate opinion relating to the validity of the warrants being issued.

We provided a copy of our revised legal opinion with the amendment which addresses the validity of the warrants being issued.

Other

24.	Your company’s chief accounting officer must sign the registration statement.

We revised the signature page to indicate that Mr. King was signing as the chief accounting officer.

25.	Include an updated consent of the independent auditors in the pre-effective amendment.

We have provided the requested consent.

26.	Please note the updating requirements detailed in Item 310(g) of Regulation S-B.

The financial statements are dated as of July 22, 2005. There have been no material changes to the financial position of the company since that date. Therefore, the company has concluded that no updates are necessary at this time.

        Please acknowledge receipt of this filing by means of EDGAR Postmaster. Please contact me at (864) 250-2235 if you have any questions or any additional comments.

Very truly yours,

/s/ Neil E. Grayson Neil E. Grayson

NEG:bb5

cc:     Robert P. Trask
          Michael G. Keeley, Esq.